120 Rose Orchard Way San Jose, CA 85134 USA phone 1-408-943-0777 fax 1-408-944-1770

www.harrisstratex.com

Juan B. Otero Vice President, General Counsel & Secretary	juan.otero@hstx.com
September 18, 2008
By electronic submission
and facsimile to (202) 772-9205
Mr. Michael Henderson
Staff Accountant
Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harris Stratex Networks, Inc. Item 4.02 Form 8-K Filed July 30, 2008 File No. 001-33278
Dear Mr. Henderson:
     Set forth below are the responses of Harris Stratex Networks, Inc. (“Harris Stratex”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 4, 2008 from Mr. Larry Spirgel, Assistant Director, to Mrs. Sarah A. Dudash, Chief Financial Officer of Harris Stratex (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses of Harris Stratex thereto.
1.	Please tell us how, and when, you will file your amendments. In this regard we note that you intend to file your amendments “as may be required as soon as practicable.”
     Response: Harris Stratex intends to file the following amended reports on or about next Thursday, September 25, 2008:
•	Amended Quarterly Reports on Form 10-Q for each of our fiscal quarters ended September 28, 2007, December 28, 2007 and March 28, 2008, respectively; and

•	Amended Annual Report on Form 10-K for our 2007 fiscal year.

Response to SEC Staff letter of August 4, 2008
Page — 2
2.	Please revise your filing to disclose the amount(s) of the errors applicable to each period that you intend to amend.
     Response: Harris Stratex is tomorrow filing a Current Report on Form 8-K which includes this information.
     As requested, Harris Stratex acknowledges the following:
•	Harris Stratex is responsible for the adequacy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris Stratex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that this letter and the filings referred to herein respond adequately to the comments contained in the Letter. If you require further information, please do not hesitate to call me at (408) 943-0777 or Bart Deamer of Bingham McCutchen LLP, our outside counsel, at (650) 849-4868.

Very truly yours, /s/ Juan Otero Juan Otero, Esq. Vice President, General Counsel & Secretary

cc:	Sarah A. Dudash, Chief Financial Officer Bart Deamer, Esq., Bingham McCutchen LLP